SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
OR
☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to
Commission File Number:1-8610

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
AT&T SAVINGS AND SECURITY PLAN
B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
AT&T INC.
208 S. Akard, Dallas, Texas 75202

AT&T Savings and Security Plan
Financial Statements, Supplemental Schedule and Exhibit
Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2022 and 2021	3
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2022	4
Notes to Financial Statements	5

Supplemental Schedule:
Schedule H, Part IV, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2022	11

Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants
AT&T Savings and Security Plan
Dallas, Texas

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of AT&T Savings and Security Plan (the Plan) as of December 31, 2022 and 2021, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of AT&T Savings and Security Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2022, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ FORVIS, LLP
(Formerly, BKD, LLP)

We have served as the Plan’s auditor since 2018.

San Antonio, Texas
June 23, 2023

AT&T Savings and Security Plan
Statements of Net Assets Available For Benefits
(Dollars in Thousands)

	December 31,
	2022	2021
ASSETS
Investments at fair value (See Notes 3 and 4)	$1,573,914	$2,133,807
Fully benefit-responsive investment contracts at contract value (See Note 4)	339,691	327,252
Total Investments	1,913,605	2,461,059

Notes receivable from participants	66,043	72,867
Receivable for investments sold	—	256
Participant contributions receivable	1,709	1,923
Employer contributions receivable	801	911
Dividends and interest receivable	30	—
Total Receivables	68,583	75,957

Total Assets	1,982,188	2,537,016

LIABILITIES
Administrative expenses payable	195	400
Due to broker for securities purchased	—	10
Total Liabilities	195	410

Net Assets Available for Benefits	$1,981,993	$2,536,606

See Notes to Financial Statements.

AT&T Savings and Security Plan
Statement of Changes in Net Assets Available For Benefits
(Dollars in Thousands)

Net Assets Available for Benefits, December 31, 2021	$2,536,606
Changes in Net Assets:
Contributions:
Participant contributions	59,910
Employer contributions	26,589
Rollover contributions	49,962
136,461

Investment Loss:
Net depreciation in fair value of investments	(374,685)
Dividends	21,662
Interest	6,755
(346,268)

Interest income on notes receivable from participants	3,530

Distributions	(274,018)
Administrative expenses	(1,877)

Net Decrease	(482,172)

Transfer to AT&T Retirement Savings Plan (Note 1)	(72,441)

Net Assets Available for Benefits, December 31, 2022	$1,981,993

See Notes to Financial Statements.

AT&T Savings and Security Plan
Notes to Financial Statements
(Dollars in Thousands)
 NOTE 1. PLAN DESCRIPTION

The AT&T Savings and Security Plan (Plan) is a defined contribution plan originally established by SBC Communications Inc. (SBC) to provide a convenient way for eligible employees to save on a regular and long-term basis.

The majority of eligible employees are represented by the Communications Workers of America who are employed by participating companies of AT&T. The following description of the Plan provides only general information. The Plan has detailed provisions covering participant eligibility, participant allotments from pay, participant withdrawals, participant loans, employer contributions and related vesting of contributions and Plan expenses. The Plan text and prospectus include complete descriptions of these and other Plan provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Bank of New York Mellon Corporation (BNY Mellon) serves as the trustee for the Plan. Fidelity Investments Institutional Operations Company, Inc. (Fidelity) serves as recordkeeper for the Plan.

During 2022 and 2021, participants could invest their contributions in one or more of nine funds in 1% increments:

• AT&T Shares Fund	• Global Equity Fund
• Bond Fund	• Mid and Small Cap Stock Fund
• Large Cap Stock Fund	• International Stock Fund
• Interest Income Fund	• Warner Bros. Discovery Stock Fund *
• AT&T Age-Based Asset Allocation Funds (based on retirement date)**
* Effective as of market close on April 8, 2022, the Warner Bros. Discovery Stock Fund was added to the Plan as a result of the sale of the WarnerMedia business.
** Effective as of market close on December 30, 2022, the AT&T Age-Based Asset Allocation Funds were added to the Plan.
Participants contribute to the Plan through payroll allotments. Participants may also contribute amounts representing distributions from other qualified defined benefit and defined contribution plans (rollovers). The Company contributes to the Plan by matching the participants’ contributions based on the provisions of the Plan. Company matching contributions are made solely in the form of shares of AT&T’s common stock held in an Employee Stock Ownership Plan (ESOP), which is part of the AT&T Shares Fund, within this Plan. Matching contributions made to the Plan can be immediately diversified into any of the fund options above.

Dividends on shares in the AT&T Shares Fund can either be reinvested in the AT&T Shares Fund on a quarterly basis, or paid into a short-term interest bearing fund for distribution before the end of the year. Interest earned on dividends held in the short-term interest-bearing fund are used to purchase additional units of the AT&T Shares Fund in the participant’s account. During 2022, Plan participants elected to receive $4,261 in dividend distributions. This amount is included in distributions on the Plan’s Statement of Changes in Net Assets Available for Benefits.

Each participant is entitled to exercise voting rights attributable to the AT&T shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. Subject to the fiduciary provisions of ERISA, the trustee will not vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as it votes those shares that were allocated to the extent the proportionate vote is consistent with the trustee’s fiduciary obligations under ERISA. Participants have the same voting rights in the event of a tender or exchange offer.

Although it has not expressed any intent to do so, AT&T has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and collective bargaining obligations. In the event that the Plan is terminated, subject to the conditions set forth by ERISA, the account balances of all participants shall be 100% vested.

During March 2022, AT&T initiated a review with the recordkeeper to identify where participants maintained balances within the Plan. When participant balances were identified as “inactive” in the Plan, those balances were merged into existing participants active accounts or newly created accounts in the AT&T Retirement Savings Plan. As a result, $72,353 of participant balances and assets including $2,783 of participant loans were transferred from the Plan into the AT&T Retirement Savings Plan. During the third quarter

AT&T Savings and Security Plan
Notes to Financial Statements
(Dollars in Thousands)
of 2022, $88 of participant balances and assets were transferred from the Plan into the AT&T Retirement Savings Plan due to eligibility errors.

On April 8, 2022, AT&T completed the separation and distribution of its WarnerMedia business, and merger of a wholly-owned subsidiary of AT&T formed to hold the WarnerMedia business, with a subsidiary of Discovery, Inc. The transaction resulted in the creation of a new Warner Bros. Discovery Stock Fund in the Plan to hold the new Warner Bros. Discovery common stock received as part of the transaction.

Administrative Expenses The reasonable expenses of plan administration may be charged to the Plan in accordance with procedures adopted by the Plan administrator (as defined by the Plan). Brokerage fees, transfer taxes and other expenses incident to the purchase or sale of securities by the Trustee shall be deemed to be part of the cost of such securities, or deducted in computing the proceeds, as the case may be. Taxes, if any, on any assets held or income received by the Trustee will be charged appropriately against the accounts of Plan participants as determined by the Plan administrator. To the extent that expenses incident to the administration of the Plan are paid from the Plan, the Plan administrator will determine which expenses are to be charged to and paid from participant’s individual accounts, which expenses are to be charged to and paid from the accounts of all participants (and how they are to be allocated among such accounts), and which expenses are to be charged to and paid from the accounts of one or more identified groups of participants (and how they are to be allocated among such accounts). All expenses of administering the Plan that are not charged to the Plan will be borne by the Company.

NOTE 2. ACCOUNTING POLICIES

The accompanying financial statements were prepared in conformity with U.S. generally accepted accounting principles (GAAP), which require management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Distributions are recorded when paid.

Investment Valuation and Income Recognition Investments are stated at fair value, except those investments that are fully benefit-responsive investments, which are stated at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements. Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. If no sale was reported on that date, they are valued at the last reported bid price. Shares of registered investment companies (i.e., mutual funds) are valued based on quoted market prices, which represent the net asset value of shares held at year-end. Common/collective trust funds are valued at quoted redemption values that represent the net asset values of units held at year-end.

Investment contracts held by a defined contribution plan are required to be reported at contract value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in fully benefit-responsive synthetic guaranteed investment contracts (Synthetic GICs). The underlying investments of the Synthetic GICs are comprised of corporate bonds and notes, registered investment companies and government securities. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are reflected as of the trade date. Dividend income is recognized on the ex-dividend date. Interest earned on investments is recognized on the accrual basis. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Transfers in and out of Level 1 (quoted market prices), Level 2 (other significant observable inputs) and Level 3 (significant unobservable inputs) are recognized on the period ending date.

Notes Receivable from Participants Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued, but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2022 or 2021. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a distribution is recorded.

AT&T Savings and Security Plan
Notes to Financial Statements (Continued)
(Dollars in Thousands)
NOTE 3. FAIR VALUE MEASUREMENTS

Accounting Standards Codification 820, Fair Value Measurement, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:
Level 1    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2    Inputs to the valuation methodology include:
•    Quoted prices for similar assets and liabilities in active markets;
•    Quoted prices for identical or similar assets or liabilities in inactive markets;
•    Inputs other than quoted market prices that are observable for the asset or liability;
•    Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3    Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methodologies described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2022 and 2021.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2022:

	Plan Assets at Fair Value as of December 31, 2022
	Level 1	Level 2	Level 3	Total
AT&T common stock	$291,520	$—	$—	$291,520
Warner Bros. Discovery common stock	30,884	—	—	30,884
Mutual funds or exchange-traded funds	5,923	—	—	5,923
Total assets in fair value hierarchy	$328,327	$—	$—	$328,327

Common/collective trusts measured at net asset value:
Large cap U.S. stock index fund[1]				490,781
Mid and small cap U.S. stock index fund[2]				262,574
Bond index fund[3]				162,917
International stock index fund[4]				173,717
Global equity fund[5]				155,598
Total investments at fair value				$1,573,914

1    This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Standard and Poor’s Composite Stock Price Index of 500 stocks (the “S&P 500 Index”). There are currently no redemption restrictions on this investment.

AT&T Savings and Security Plan
Notes to Financial Statements (Continued)
(Dollars in Thousands)
2    This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Dow Jones U.S. Completion Total Stock Market Index. There are currently no redemption restrictions on this investment.
3    This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the fixed income securities included in the Barclays U.S. Government/Credit Bond Index. There are currently no redemption restrictions on this investment.
4    This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the MSCI EAFE Index. There are currently no redemption restrictions on this investment.
5    This fund consists of two common/collective trust funds with an objective of providing investment returns that approximate an asset allocation of 75% to the Dow Jones U.S. Total Stock Market Index and 25% to the Morgan Stanley Country Index – Europe, Australasia, Far East (MSCI EAFE) Index. There are currently no redemption restrictions on these investments.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2021:

	Plan Assets at Fair Value as of December 31, 2021
	Level 1	Level 2	Level 3	Total
AT&T common stock	$391,272	$—	$—	$391,272
Mutual funds or exchange-traded funds	11,238	—	—	11,238
Total assets in fair value hierarchy	$402,510	$—	$—	$402,510

Common/collective trusts measured at net asset value:
Large cap U.S. stock index fund[1]				672,366
Mid and small cap U.S. stock index fund[2]				404,944
Bond index fund[3]				215,791
International stock index fund[4]				225,626
Global equity fund[5]				212,570
Total investments at fair value				$2,133,807

1    This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Standard and Poor’s Composite Stock Price Index of 500 stocks (the “S&P 500 Index”). There are currently no redemption restrictions on this investment.
2    This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Dow Jones U.S. Completion Total Stock Market Index. There are currently no redemption restrictions on this investment.
3    This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the fixed income securities included in the Barclays U.S. Government/Credit Bond Index. There are currently no redemption restrictions on this investment.
4    This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the MSCI EAFE Index. There are currently no redemption restrictions on this investment.
5    This fund consists of two common/collective trust funds with an objective of providing investment returns that approximate an asset allocation of 75% to the Dow Jones U.S. Total Stock Market Index and 25% to the Morgan Stanley Country Index – Europe, Australasia, Far East (MSCI EAFE) Index. There are currently no redemption restrictions on these investments.

AT&T Savings and Security Plan
Notes to Financial Statements (Continued)
(Dollars in Thousands)
NOTE 4. INVESTMENTS

Fully Benefit-Responsive Investment Contracts

The Interest Income Fund consists of fully benefit-responsive investment contracts with various financial institutions and insurance companies that promise to repay principal plus accrued income at contract maturity, subject to the creditworthiness of the issuer. Interest crediting rates are generally established when the contract is purchased and are periodically reset. The Interest Income Fund invests in Synthetic GICs, also referred to as wrapper contracts. The assets supporting the Synthetic GICs are owned by the Plan and generally consist of high quality fixed income securities.

A bank or insurance company issues a wrapper contract that provides preservation of principal, maintains a stable interest rate and provides daily liquidity at contract value for participant directed transactions, in accordance with the provisions of the Plan. Wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments through adjustments to the future interest crediting rate. The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero, which would result in a loss of principal or accrued interest.

In certain circumstances, the amount withdrawn from the wrapper contract could be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if AT&T elects to withdraw from a wrapper contract in order to switch to a different investment provider or, in the event of a spin-off or sale of a division, if the terms of the successor plan do not meet the contract issuers’ underwriting criteria for issuance of a clone wrapper contract. Events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities or material and adverse changes to the provisions of the Plan. The Company does not believe any of these events are probable of occurring in the foreseeable future.

Interest Bearing Cash

At December 31, 2022 and 2021, the Plan held approximately $2,541 and $2,571, respectively, of unallocated interest bearing cash related to contributions, uncashed checks and fees pending allocation to participant accounts or clearance through the plan funds.

Investment Risk

Investments held by the Plan are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefit. Plan participants’ accounts that are invested in the Company stock fund option are exposed to market risk in the event of a significant decline in the value of AT&T stock.

Additionally, the Plan invests in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate values, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

NOTE 5. PARTIES-IN-INTEREST TRANSACTIONS

Plan assets are invested in AT&T stock directly. Because the Company is the plan sponsor, transactions involving the Company’s stock qualify as party-in-interest transactions. In addition, certain investments held by the Plan are managed by BNY Mellon and Fidelity as trustee and record keeper, respectively, as defined by various agreements. Therefore, these transactions and fees paid to these entities qualify as parties-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.

The Plan may, at the discretion of the Plan’s participants or via the Company match, invest its assets in the Company’s common stock. The Plan held 15,834,876 and 15,905,363 shares of the Company’s common stock in the AT&T Shares Fund as of December 31, 2022 and 2021, respectively. Dividends earned by the Plan’s AT&T Shares Fund on the Company’s common stock were $17,293 for the year ended December 31, 2022.

AT&T Savings and Security Plan
Notes to Financial Statements (Continued)
(Dollars in Thousands)
NOTE 6. TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated June 23, 2015, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. Subsequent to this determination by the IRS, the Plan was amended. The Plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500 as of December 31:

	2022	2021
Net Assets Available for Benefits per the financial statements	$1,981,993	$2,536,606
Distributions payable to participants	(1,427)	(108)

Net Assets Available for Benefits per the Form 5500	$1,980,566	$2,536,498

Distributions payable to participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date. The following is a reconciliation of distributions to participants per the financial statements to the Form 5500 for the year ended December 31, 2022:

2022
Distributions to participants per the financial statements	$274,018
Distributions payable to participants at December 31, 2021	(108)
Distributions payable to participants at December 31, 2022	1,427

Distributions to participants per the Form 5500	$275,337

NOTE 8. SUBSEQUENT EVENTS

Effective as of market close on April 10, 2023, the Warner Bros. Discovery Stock Fund investment option ceased to be available under the Plan. As a result of this change, any investment in the Warner Bros. Discovery Stock Fund were liquidated, and proceeds received from the liquidation were invested in the applicable “qualified default investment alternative” offered under the Plan based on each participant's date of birth.

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2022
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value

Common Stocks
* AT&T INC	15,834,876 SHARES	$291,520
* WARNER BROS DISCOVERY INC	3,257,774 SHARES	30,884

Mutual Funds or Exchange-Traded Funds
DREYFUS GOVERNMENT CASH MANAGEMENT FUND	REGISTERED INVESTMENT COMPANY: 8,214,662 UNITS	5,923

Large Cap U.S. Stock Index Fund
* BLACKROCK EQUITY INDEX FUND F	COMMON/COLLECTIVE TRUST FUND: 6,249,055 UNITS	490,781

Mid and Small Cap U.S. Stock Index Fund
* BLACKROCK EXTENDED EQUITY MARKET FUND F	COMMON/COLLECTIVE TRUST FUND: 3,158,865 UNITS	262,574

Bond Index Fund
* BLACKROCK GOVERNMENT/CREDIT BOND INDEX FUND F	COMMON/COLLECTIVE TRUST FUND: 5,523,792 UNITS	162,917

International Stock Index Fund
* BLACKROCK EAFE EQUITY INDEX FUND F	COMMON/COLLECTIVE TRUST FUND: 3,679,081 UNITS	173,717

Global Equity Fund
* BLACKROCK US EQUITY MARKET FUND F	COMMON/COLLECTIVE TRUST FUND: 5,180,517 UNITS	155,598

Interest Income Funds
TRUIST BANK	1.500% 03/10/2025 DD 03/09/20	302
UNITED PARCEL SERVICE INC	3.900% 04/01/2025 DD 03/24/20	394
US BANCORP	3.375% 02/05/2024 DD 02/04/19	1,645
U S TREASURY NOTE	2.750% 02/15/2028 DD 02/15/18	1,975
U S TREASURY NOTE	2.875% 05/15/2028 DD 05/15/18	2,132
U S TREASURY NOTE	2.875% 05/31/2025 DD 05/31/18	8,459
U S TREASURY NOTE	2.750% 08/31/2025 DD 08/31/18	11,573
U S TREASURY NOTE	2.625% 12/31/2025 DD 12/31/18	4,982
U S TREASURY NOTE	2.250% 03/31/2026 DD 03/31/19	3,609
U S TREASURY NOTE	2.375% 05/15/2029 DD 05/15/19	8,200
U S TREASURY NOTE	1.625% 05/15/2026 DD 05/15/16	322
U S TREASURY NOTE	2.375% 05/15/2027 DD 05/15/17	1,240
U S TREASURY NOTE	1.625% 10/31/2026 DD 10/31/19	721
U S TREASURY NOTE	0.250% 10/31/2025 DD 10/31/20	7,171

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2022
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value

U S TREASURY NOTE	0.375% 11/30/2025 DD 11/30/20	12,272
U S TREASURY NOTE	0.375% 01/31/2026 DD 01/31/21	3,105
U S TREASURY NOTE	0.500% 02/28/2026 DD 02/28/21	3,128
U S TREASURY NOTE	0.750% 03/31/2026 DD 03/31/21	5,360
U S TREASURY NOTE	0.750% 04/30/2026 DD 04/30/21	4,818
U S TREASURY NOTE	1.875% 02/15/2032 DD 02/15/22	2,265
U S TREASURY NOTE	3.000% 07/15/2025 DD 07/15/22	1,104
WELLS FARGO & CO	3.750% 01/24/2024 DD 01/24/19	616
WISCONSIN ELECTRIC POWER CO	2.050% 12/15/2024 DD 12/10/19	284
AMERICAN EXPRESS CO	VAR RT 08/03/2023 DD 08/03/18	200
BX TRUST 2021-ARIA ARIA A 144A	VAR RT 10/15/2036 DD 10/28/21	476
BANK OF AMERICA CORP	VAR RT 09/25/2025 DD 09/25/20	345
BANK OF AMERICA CORP	VAR RT 02/04/2025 DD 02/04/22	527
BANK OF AMERICA CORP	VAR RT 04/25/2025 DD 04/27/22	571
BANK OF NEW YORK MELLON CORP/T	VAR RT 07/24/2026 DD 07/26/22	231
CITIGROUP INC	VAR RT 05/15/2024 DD 05/14/20	789
CITIGROUP INC	VAR RT 11/03/2025 DD 11/03/21	576
FHLMC POOL #2B-0069	VAR RT 12/01/2041 DD 12/01/11	23
FHLMC POOL #78-8657	VAR RT 09/01/2031 DD 09/01/01	3
FHLMC POOL #84-9008	VAR RT 06/01/2042 DD 03/01/13	42
FHLMC POOL #84-9539	VAR RT 11/01/2044 DD 12/01/14	21
FHLMC POOL #84-9727	VAR RT 05/01/2045 DD 05/01/15	159
FHLMC POOL #2B-6264	VAR RT 06/01/2047 DD 06/01/17	80
FNMA POOL #0AK5677	VAR RT 02/01/2042 DD 02/01/12	19
FNMA POOL #0AL1674	VAR RT 05/01/2042 DD 05/01/12	11
FNMA POOL #0AL2492	VAR RT 10/01/2042 DD 09/01/12	54
FNMA GTD REMIC P/T 02-W11 AF6	VAR RT 11/25/2032 DD 09/01/02	1
FNMA GTD REMIC P/T 03-W10 2A	VAR RT 06/25/2043 DD 06/01/03	60
FNMA GTD REMIC P/T 04-T4 A9	VAR RT 08/25/2034 DD 07/01/04	6
FNMA POOL #0686026	VAR RT 04/01/2033 DD 04/01/03	21
FNMA POOL #0756359	VAR RT 12/01/2033 DD 12/01/03	31
FNMA POOL #0BM1523	VAR RT 07/01/2047 DD 07/01/17	136
FIRST REPUBLIC BANK/CA	VAR RT 02/12/2024 DD 02/12/20	349
JP MORGAN CHASE COMMERC C13 A4	VAR RT 01/15/2046 DD 07/01/13	202
JPMORGAN CHASE & CO	VAR RT 04/23/2024 DD 04/23/18	522
JPMORGAN CHASE & CO	VAR RT 06/01/2024 DD 05/27/20	836
JPMORGAN CHASE & CO	VAR RT 09/16/2024 DD 09/16/20	1,085
JPMORGAN CHASE & CO	VAR RT 02/16/2025 DD 02/16/21	141
JPMORGAN CHASE & CO	VAR RT 06/14/2025 DD 06/14/22	430
MORGAN STANLEY	VAR RT 10/21/2025 DD 10/21/20	183
MORGAN STANLEY	VAR RT 05/30/2025 DD 06/01/21	697
MORGAN STANLEY	VAR RT 07/17/2026 DD 07/20/22	226
SLC STUDENT LOAN TRUST 201 1 A	VAR RT 11/25/2042 DD 07/06/10	43

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2022
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value

WELLS FARGO & CO	VAR RT 06/02/2024 DD 06/02/20	394
FHLMC POOL #G0-6789	6.000% 05/01/2040 DD 10/01/11	2
FHLMC POOL #G0-6066	6.000% 05/01/2040 DD 10/01/10	3
FHLMC POOL #G0-6249	6.000% 05/01/2040 DD 02/01/11	1
FHLMC POOL #G0-6954	6.000% 05/01/2040 DD 04/01/12	2
FHLMC POOL #G0-7222	6.000% 04/01/2040 DD 11/01/12	2
FHLMC POOL #A8-1068	6.000% 08/01/2038 DD 08/01/08	1
FHLMC POOL #A8-2474	6.000% 10/01/2038 DD 10/01/08	1
FHLMC POOL #C0-3475	6.000% 04/01/2040 DD 04/01/10	1
FHLMC POOL #C0-3325	6.000% 02/01/2039 DD 02/01/09	1
FHLMC POOL #A8-5741	6.000% 04/01/2039 DD 04/01/09	1
FHLMC POOL #V8-0804	6.000% 01/01/2039 DD 11/01/13	4
FNMA GTD REMIC P/T 12-117 DC	3.000% 01/25/2038 DD 09/01/12	25
FNMA GTD REMIC P/T 13-13 MA	4.000% 01/25/2043 DD 02/01/13	135
FNMA GTD REMIC P/T 15-92 PA	2.500% 12/25/2041 DD 11/01/15	72
FNMA GTD REMIC P/T 16-11 GA	2.500% 03/25/2046 DD 02/01/16	367
FNMA GTD REMIC P/T 16-43 MA	3.000% 10/25/2045 DD 06/01/16	274
FNMA GTD REMIC P/T 17-86 PA	3.000% 06/25/2045 DD 10/01/17	322
FHLMC MULTICLASS MTG 4189 PA	3.500% 11/15/2042 DD 04/01/13	81
FHLMC MULTICLASS MTG 4585 DA	3.000% 06/15/2045 DD 05/01/16	279
FHLMC MULTICLASS MTG 4594 PA	3.000% 11/15/2044 DD 06/01/16	203
FHLMC MULTICLASS MTG 4604 HA	2.500% 05/15/2045 DD 08/01/16	192
FHLMC MULTICLASS MTG 4874 AT	3.000% 09/15/2048 DD 03/01/19	121
FNMA POOL #0555678	5.000% 08/01/2033 DD 07/01/03	311
FNMA POOL #0725228	6.000% 03/01/2034 DD 02/01/04	213
FNMA POOL #0735676	5.000% 07/01/2035 DD 06/01/05	101
FNMA POOL #0BF0198	4.000% 11/01/2040 DD 01/01/18	234
FNMA POOL #0AB0130	5.000% 05/01/2038 DD 05/01/09	30
FIFTH THIRD BANK NA	1.800% 01/30/2023 DD 01/31/20	524
FLORIDA POWER & LIGHT CO	2.850% 04/01/2025 DD 03/27/20	168
GNMA II POOL #0MA5332	5.000% 07/20/2048 DD 07/01/18	501
GNMA II POOL #0MA5530	5.000% 10/20/2048 DD 10/01/18	257
GNMA II POOL #0MA5596	4.500% 11/20/2048 DD 11/01/18	33
GNMA II POOL #0MA5711	4.500% 01/20/2049 DD 01/01/19	18
GNMA II POOL #0MA5764	4.500% 02/20/2049 DD 02/01/19	72
GNMA II POOL #0MA5818	4.500% 03/20/2049 DD 03/01/19	98
GNMA II POOL #0MA5819	5.000% 03/20/2049 DD 03/01/19	23
GNMA II POOL #0MA5877	4.500% 04/20/2049 DD 04/01/19	142
GNMA II POOL #0MA5987	4.500% 06/20/2049 DD 06/01/19	50
GNMA II POOL #0MA5988	5.000% 06/20/2049 DD 06/01/19	754
GMF FLOORPLAN OWNER R 2 A 144A	0.690% 10/15/2025 DD 10/27/20	385
GEORGIA-PACIFIC LLC 144A	0.625% 05/15/2024 DD 11/19/20	305
WW GRAINGER INC	1.850% 02/15/2025 DD 02/26/20	1,103

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2022
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value

GREAT-WEST LIFECO US FINA 144A	0.904% 08/12/2025 DD 08/12/20	222
HERSHEY CO/THE	2.050% 11/15/2024 DD 10/31/19	380
HYUNDAI AUTO LEASE S B A3 144A	0.330% 06/17/2024 DD 06/16/21	246
MERCEDES-BENZ AUTO LEASE B A3	0.400% 11/15/2024 DD 06/29/21	486
NESTLE HOLDINGS INC 144A	0.375% 01/15/2024 DD 09/15/20	167
NIKE INC	2.400% 03/27/2025 DD 03/27/20	287
ONCOR ELECTRIC DELIVERY CO LLC	0.550% 10/01/2025 DD 04/01/21	156
PNC FINANCIAL SERVICES GROUP I	3.500% 01/23/2024 DD 01/23/19	862
PACIFIC LIFE GLOBAL FUNDI 144A	1.375% 04/14/2026 DD 04/14/21	419
PEPSICO INC	2.250% 03/19/2025 DD 03/19/20	595
PRINCIPAL LIFE GLOBAL FUN 144A	0.750% 04/12/2024 DD 04/12/21	331
PROTECTIVE LIFE GLOBAL FU 144A	1.082% 06/09/2023 DD 06/09/20	516
PROTECTIVE LIFE GLOBAL FU 144A	0.631% 10/13/2023 DD 10/13/20	362
RELIANCE STANDARD LIFE GL 144A	1.512% 09/28/2026 DD 09/28/21	282
CHARLES SCHWAB CORP/THE	0.750% 03/18/2024 DD 03/18/21	499
TEXAS INSTRUMENTS INC	1.375% 03/12/2025 DD 03/12/20	140
TOYOTA MOTOR CREDIT CORP	3.950% 06/30/2025 DD 06/30/22	729
TOYOTA LEASE OWNER T A A3 144A	0.390% 04/22/2024 DD 04/21/21	352
TOYOTA LEASE OWNER T A A4 144A	0.500% 08/20/2025 DD 04/21/21	97
CATERPILLAR FINANCIAL SERVICES	0.450% 05/17/2024 DD 05/17/21	259
CHEVRON CORP	1.554% 05/11/2025 DD 05/11/20	744
CITIGROUP COMMERCIAL M GC25 A4	3.635% 10/10/2047 DD 10/01/14	433
CITIBANK NA	3.650% 01/23/2024 DD 01/23/19	395
COMCAST CORP	3.700% 04/15/2024 DD 10/05/18	271
COMERICA BANK	2.500% 07/23/2024 DD 07/23/19	240
WALT DISNEY CO/THE	3.350% 03/24/2025 DD 03/23/20	630
EAST OHIO GAS CO/THE 144A	1.300% 06/15/2025 DD 06/16/20	91
ECOLAB INC	1.650% 02/01/2027 DD 12/15/21	288
EQUITABLE FINANCIAL LIFE 144A	1.400% 07/07/2025 DD 07/07/20	385
ESTEE LAUDER COS INC/THE	2.000% 12/01/2024 DD 11/21/19	380
EXXON MOBIL CORP	2.019% 08/16/2024 DD 08/16/19	1,076
EXXON MOBIL CORP	2.992% 03/19/2025 DD 03/19/20	650
FHLMC POOL #A6-4440	6.000% 08/01/2037 DD 08/01/07	1
FHLMC POOL #A6-3809	6.000% 08/01/2037 DD 07/01/07	1
FHLMC POOL #A6-4142	6.000% 08/01/2037 DD 08/01/07	1
FHLMC POOL #A6-5518	6.000% 09/01/2037 DD 09/01/07	1
FHLMC POOL #A6-5652	6.000% 09/01/2037 DD 09/01/07	1
FHLMC POOL #A6-8998	6.000% 11/01/2037 DD 11/01/07	2
FHLMC POOL #A6-9830	6.000% 12/01/2037 DD 12/01/07	1
FHLMC POOL #A6-9654	6.000% 12/01/2037 DD 12/01/07	2
FHLMC POOL #A7-6472	6.000% 04/01/2038 DD 04/01/08	1
FHLMC POOL #A7-6476	6.000% 04/01/2038 DD 04/01/08	1
FHLMC POOL #G0-4170	6.000% 04/01/2038 DD 04/01/08	1

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2022
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value

FHLMC POOL #G0-3330	6.000% 09/01/2037 DD 09/01/07	1
FHLMC POOL #G0-3349	6.000% 10/01/2037 DD 09/01/07	1
FHLMC POOL #G0-3551	6.000% 11/01/2037 DD 11/01/07	6
FHLMC POOL #G0-3581	6.000% 11/01/2037 DD 11/01/07	2
FHLMC POOL #G0-3616	6.000% 12/01/2037 DD 11/01/07	2
FHLMC POOL #G0-3646	6.000% 01/01/2038 DD 12/01/07	1
FHLMC POOL #G0-3698	6.000% 12/01/2037 DD 12/01/07	1
FHLMC POOL #G0-3721	6.000% 12/01/2037 DD 12/01/07	1
FHLMC POOL #G0-3776	6.000% 01/01/2038 DD 01/01/08	2
FHLMC POOL #G0-3781	6.000% 01/01/2038 DD 01/01/08	3
FHLMC POOL #G0-3819	6.000% 01/01/2038 DD 01/01/08	1
FHLMC POOL #G0-3926	6.000% 02/01/2038 DD 02/01/08	1
FHLMC POOL #G0-3941	6.000% 02/01/2038 DD 02/01/08	2
FHLMC POOL #G0-4230	6.000% 04/01/2038 DD 04/01/08	1
FHLMC POOL #G0-4411	6.000% 06/01/2038 DD 06/01/08	3
FHLMC POOL #G0-4576	6.000% 09/01/2038 DD 08/01/08	3
FHLMC POOL #G0-4607	6.000% 09/01/2038 DD 08/01/08	1
FHLMC POOL #G0-4645	6.000% 07/01/2038 DD 08/01/08	3
FHLMC POOL #G0-4713	6.000% 10/01/2038 DD 09/01/08	2
FHLMC POOL #G0-4765	6.000% 09/01/2038 DD 09/01/08	3
FHLMC POOL #G0-5940	6.000% 04/01/2040 DD 07/01/10	1
FHLMC POOL #G0-5369	6.000% 03/01/2039 DD 03/01/09	1
COMMONWEALTH BANK OF AUST 144A	1.125% 06/15/2026 DD 09/15/21	286
CANADIAN IMPERIAL BANK OF COMM	0.950% 10/23/2025 DD 10/23/20	562
MASTER CREDIT CARD T 1A A 144A	0.530% 11/21/2025 DD 06/15/21	587
ROYAL BANK OF CANADA	1.400% 11/02/2026 DD 10/07/21	548
TORONTO-DOMINION BANK/THE	1.150% 06/12/2025 DD 06/12/20	547
TORONTO-DOMINION BANK/THE	3.766% 06/06/2025 DD 06/08/22	922
AGL CLO 5 LTD 5A A1R 144A	VAR RT 07/20/2034 DD 06/28/21	833
ANCHORAGE CAPITAL 20A A1 144A	VAR RT 01/20/2035 DD 11/10/21	972
ATLAS SENIOR LOAN 18A A1 144A	VAR RT 01/18/2035 DD 12/15/21	816
BAIN CAPITAL CREDI 3A A1R 144A	VAR RT 10/23/2034 DD 10/25/21	583
CIFC FUNDING 2018-II 3A A 144A	VAR RT 07/18/2031 DD 07/20/18	1,033
DRYDEN 76 CLO LTD 76A A1R 144A	VAR RT 10/20/2034 DD 11/18/21	1,264
HALSEYPOINT CLO 3 3A A1A 144A	VAR RT 11/30/2032 DD 11/24/20	592
LCM XXIII LTD 23A A1R 144A	VAR RT 10/20/2029 DD 02/26/20	405
MF1 2021-FL6 LTD FL6 A 144A	VAR RT 07/16/2036 DD 06/24/21	237
NASSAU 2018-II LTD IIA A 144A	VAR RT 10/15/2031 DD 11/20/18	440
NORTHWOODS CAPITAL 27A A1 144A	VAR RT 10/17/2034 DD 11/23/21	963
SOUND POINT CLO V-R 1RA A 144A	VAR RT 07/18/2031 DD 07/18/18	586
SOUND POINT CLO XX 3A A1A 144A	VAR RT 10/26/2031 DD 10/10/18	537
TIKEHAU US CLO I LT 1A A1 144A	VAR RT 01/18/2035 DD 12/23/21	723
TRINITAS CLO XVIII 18A A1 144A	VAR RT 01/20/2035 DD 12/17/21	1,191

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2022
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value

DANSKE BANK A/S 144A	VAR RT 06/22/2024 DD 06/22/20	373
NORDEA BANK ABP 144A	1.500% 09/30/2026 DD 09/30/21	518
BANQUE FEDERATIVE DU CRED 144A	3.750% 07/20/2023 DD 07/20/18	397
TOTALENERGIES CAPITAL INTERNAT	2.434% 01/10/2025 DD 07/10/19	430
BNP PARIBAS SA 144A	VAR RT 06/09/2026 DD 06/09/20	184
SMBC AVIATION CAPITAL FIN 144A	3.550% 04/15/2024 DD 04/15/19	580
MITSUBISHI UFJ FINANCIAL GROUP	2.801% 07/18/2024 DD 07/18/19	1,105
MITSUBISHI UFJ FINANCIAL GROUP	1.412% 07/17/2025 DD 07/17/20	272
SUMITOMO MITSUI FINANCIAL GROU	2.696% 07/16/2024 DD 07/16/19	767
SUMITOMO MITSUI FINANCIAL GROU	1.474% 07/08/2025 DD 07/08/20	182
SUMITOMO MITSUI TRUST BAN 144A	1.050% 09/12/2025 DD 09/16/20	290
MITSUBISHI UFJ FINANCIAL GROUP	VAR RT 07/19/2025 DD 07/20/21	558
MIZUHO FINANCIAL GROUP INC	VAR RT 07/10/2024 DD 07/10/20	732
ING GROEP NV	4.100% 10/02/2023 DD 10/02/18	372
SIEMENS FINANCIERINGSMAAT 144A	0.650% 03/11/2024 DD 03/11/21	404
ING GROEP NV 144A	VAR RT 07/01/2026 DD 07/01/20	629
BANCO SANTANDER SA	3.848% 04/12/2023 DD 04/12/18	199
BANCO SANTANDER SA	2.706% 06/27/2024 DD 06/27/19	384
BANCO SANTANDER SA	VAR RT 04/12/2023 DD 04/12/18	200
INTERNATIONAL BANK FOR RECONST	0.500% 10/28/2025 DD 10/28/20	1,051
CREDIT SUISSE AG/NEW YORK NY	2.950% 04/09/2025 DD 04/09/20	383
CREDIT SUISSE AG/NEW YORK NY	1.250% 08/07/2026 DD 08/09/21	526
UBS AG/LONDON 144A	0.450% 02/09/2024 DD 02/09/21	190
UBS GROUP AG 144A	VAR RT 01/30/2027 DD 07/30/20	482
CSL FINANCE PLC 144A	3.850% 04/27/2027 DD 04/27/22	72
NATIONWIDE BUILDING SOCIE 144A	2.000% 01/27/2023 DD 01/27/20	200
NATWEST MARKETS PLC 144A	2.375% 05/21/2023 DD 05/21/20	197
HSBC HOLDINGS PLC	VAR RT 04/18/2026 DD 08/18/20	722
HSBC HOLDINGS PLC	VAR RT 11/22/2024 DD 11/22/21	357
LLOYDS BANKING GROUP PLC	VAR RT 05/11/2024 DD 03/11/21	417
COREBRIDGE GLOBAL FUNDING 144A	0.800% 07/07/2023 DD 07/07/20	196
COREBRIDGE GLOBAL FUNDING 144A	0.900% 09/22/2025 DD 09/22/20	290
ALPHABET INC	0.450% 08/15/2025 DD 08/05/20	181
AMERICAN EXPRESS CO	3.700% 08/03/2023 DD 08/03/18	273
ATHENE GLOBAL FUNDING 144A	1.200% 10/13/2023 DD 10/15/20	531
BERKSHIRE HATHAWAY ENERGY CO	4.050% 04/15/2025 DD 10/15/20	246
BRISTOL-MYERS SQUIBB CO	2.900% 07/26/2024 DD 01/26/20	310
BRISTOL-MYERS SQUIBB CO	0.750% 11/13/2025 DD 11/13/20	225
CARGILL INC 144A	3.250% 03/01/2023 DD 03/01/18	175
CARGILL INC 144A	1.375% 07/23/2023 DD 04/23/20	220
CATERPILLAR FINANCIAL SERVICES	1.450% 05/15/2025 DD 05/15/20	696
MACQUARIE BANK LTD 144A	2.300% 01/22/2025 DD 01/22/20	378
MACQUARIE GROUP LTD 144A	VAR RT 01/12/2027 DD 01/12/21	131

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2022
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value

MASTER CREDIT CARD T 1A A 144A	0.530% 11/21/2025 DD 06/15/21	704
TORONTO-DOMINION BANK/THE	4.456% 06/08/2032 DD 06/08/22	238
AGL CLO 5 LTD 5A A1R 144A	VAR RT 07/20/2034 DD 06/28/21	882
ANCHORAGE CAPITAL 20A A1 144A	VAR RT 01/20/2035 DD 11/10/21	1,069
ATLAS SENIOR LOAN 18A A1 144A	VAR RT 01/18/2035 DD 12/15/21	960
BAIN CAPITAL CREDI 3A A1R 144A	VAR RT 10/23/2034 DD 10/25/21	729
CIFC FUNDING 2018-II 3A A 144A	VAR RT 07/18/2031 DD 07/20/18	1,033
DRYDEN 76 CLO LTD 76A A1R 144A	VAR RT 10/20/2034 DD 11/18/21	1,556
ELMWOOD CLO IV LTD 1A A 144A	VAR RT 04/15/2033 DD 03/26/20	1,082
HALSEYPOINT CLO 3 3A A1A 144A	VAR RT 11/30/2032 DD 11/24/20	543
NASSAU 2018-II LTD IIA A 144A	VAR RT 10/15/2031 DD 11/20/18	440
NORTHWOODS CAPITAL 27A A1 144A	VAR RT 10/17/2034 DD 11/23/21	1,156
PARALLEL 2017-1 LT 1A A1R 144A	VAR RT 07/20/2029 DD 02/12/20	613
SOUND POINT CLO V-R 1RA A 144A	VAR RT 07/18/2031 DD 07/18/18	586
SOUND POINT CLO XX 3A A1A 144A	VAR RT 10/26/2031 DD 10/10/18	585
TRINITAS CLO XVIII 18A A1 144A	VAR RT 01/20/2035 DD 12/17/21	1,045
VENTURE 39 CLO LTD 39A A1 144A	VAR RT 04/15/2033 DD 03/30/20	827
TOTALENERGIES CAPITAL INTERNAT	2.829% 01/10/2030 DD 07/10/19	397
BNP PARIBAS SA 144A	VAR RT 01/13/2027 DD 01/13/21	240
MITSUBISHI UFJ FINANCIAL GROUP	3.850% 03/01/2026 DD 03/01/16	383
MIZUHO FINANCIAL GROUP INC	VAR RT 09/08/2024 DD 09/08/20	217
COOPERATIEVE RABOBANK UA/NY	3.375% 05/21/2025 DD 05/21/15	387
SHELL INTERNATIONAL FINANCE BV	3.875% 11/13/2028 DD 11/13/18	867
ING GROEP NV 144A	VAR RT 07/01/2026 DD 07/01/20	337
EQUINOR ASA	2.375% 05/22/2030 DD 05/22/20	106
BANCO SANTANDER SA	VAR RT 04/12/2023 DD 04/12/18	400
CREDIT SUISSE AG/NEW YORK NY	3.625% 09/09/2024 DD 09/09/14	746
UBS GROUP AG 144A	VAR RT 02/11/2033 DD 01/11/22	155
CSL FINANCE PLC 144A	3.850% 04/27/2027 DD 04/27/22	24
CSL FINANCE PLC 144A	4.250% 04/27/2032 DD 04/27/22	118
PRUDENTIAL PLC	3.125% 04/14/2030 DD 04/14/20	65
HSBC HOLDINGS PLC	VAR RT 05/18/2024 DD 05/18/18	199
HSBC HOLDINGS PLC	VAR RT 04/18/2026 DD 08/18/20	429
STANDARD CHARTERED PLC 144A	VAR RT 01/12/2025 DD 01/14/21	425
ADOBE INC	2.150% 02/01/2027 DD 02/03/20	182
ADOBE INC	2.300% 02/01/2030 DD 02/03/20	256
AIR PRODUCTS AND CHEMICALS INC	1.850% 05/15/2027 DD 04/30/20	111
AIR PRODUCTS AND CHEMICALS INC	2.050% 05/15/2030 DD 04/30/20	63
COMMIT TO PUR FNMA SF MTG	2.000% 01/01/2053 DD 01/01/23	(21,150)
COMMIT TO PUR FNMA SF MTG	2.500% 01/01/2053 DD 01/01/23	9,312
COMMIT TO PUR FNMA SF MTG	3.000% 01/01/2053 DD 01/01/23	1,755
COMMIT TO PUR FNMA SF MTG	3.500% 01/01/2053 DD 01/01/23	908
COMMIT TO PUR FNMA SF MTG	4.000% 01/01/2053 DD 01/01/23	(1,875)

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2022
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value

COMMIT TO PUR FNMA SF MTG	4.500% 01/01/2053 DD 01/01/23	(962)
COMMIT TO PUR FNMA SF MTG	5.500% 01/01/2053 DD 01/01/23	5,012
COMMIT TO PUR FNMA SF MTG	6.000% 01/01/2053 DD 01/01/23	1,015
ALPHABET INC	1.100% 08/15/2030 DD 08/05/20	587
AMAZON.COM INC	2.800% 08/22/2024 DD 02/22/18	775
AMAZON.COM INC	3.150% 08/22/2027 DD 02/22/18	634
AMERICAN EXPRESS CO	4.200% 11/06/2025 DD 11/06/18	395
AMERICAN EXPRESS CO	2.500% 07/30/2024 DD 07/30/19	63
AMERICAN EXPRESS CO	2.250% 03/04/2025 DD 03/04/22	236
APPLE INC	2.450% 08/04/2026 DD 08/04/16	835
APPLIED MATERIALS INC	1.750% 06/01/2030 DD 05/29/20	183
ARCHER-DANIELS-MIDLAND CO	3.250% 03/27/2030 DD 03/27/20	68
ARCHER-DANIELS-MIDLAND CO	2.900% 03/01/2032 DD 02/28/22	129
ARIZONA PUBLIC SERVICE CO	2.950% 09/15/2027 DD 09/11/17	168
AUTOMATIC DATA PROCESSING INC	3.375% 09/15/2025 DD 09/15/15	92
BBCMS MORTGAGE TRUST 202 C9 A5	2.299% 02/15/2054 DD 03/01/21	163
BAKER HUGHES HOLDINGS LLC / BA	3.337% 12/15/2027 DD 12/11/17	286
BANK OF AMERICA CORP	3.248% 10/21/2027 DD 10/21/16	369
BANK 2019-BNK21 BN21 A5	2.851% 10/17/2052 DD 10/01/19	648
BANK 2020-BNK29 BN29 A4	1.997% 11/15/2053 DD 11/01/20	277
BANK 2020-BNK30 BN30 A4	1.925% 12/15/2053 DD 12/01/20	158
BANK 2021-BNK32 BN32 A5	2.643% 04/15/2054 DD 03/01/21	292
TRUIST BANK	3.625% 09/16/2025 DD 09/16/15	739
BERKSHIRE HATHAWAY ENERGY CO	3.700% 07/15/2030 DD 01/15/21	159
BERKSHIRE HATHAWAY FINANCE COR	1.850% 03/12/2030 DD 03/12/20	210
BP CAPITAL MARKETS AMERICA INC	4.234% 11/06/2028 DD 11/06/18	170
BRISTOL-MYERS SQUIBB CO	2.950% 03/15/2032 DD 03/02/22	87
BURLINGTON NORTHERN SANTA FE L	3.000% 04/01/2025 DD 03/09/15	385
CAMDEN PROPERTY TRUST	2.800% 05/15/2030 DD 04/20/20	194
CENTERPOINT ENERGY TRANSI 1 A3	3.028% 10/15/2025 DD 01/19/12	362
CITIGROUP INC	3.750% 06/16/2024 DD 06/16/14	393
CITIGROUP INC	3.400% 05/01/2026 DD 05/02/16	758
COLGATE-PALMOLIVE CO	3.250% 08/15/2032 DD 08/09/22	180
COMCAST CORP	3.300% 02/01/2027 DD 01/10/17	25
COMCAST CORP	3.150% 02/15/2028 DD 08/07/17	46
COMCAST CORP	3.700% 04/15/2024 DD 10/05/18	197
COMCAST CORP	3.950% 10/15/2025 DD 10/05/18	196
COMCAST CORP	4.150% 10/15/2028 DD 10/05/18	360
COMCAST CORP	2.650% 02/01/2030 DD 11/05/19	346
COMERICA BANK	2.500% 07/23/2024 DD 07/23/19	312
COMMIT TO PUR GNMA II JUMBOS	2.000% 01/20/2053 DD 01/01/23	838
COMMIT TO PUR GNMA II JUMBOS	2.500% 01/20/2053 DD 01/01/23	2,599
COMMIT TO PUR GNMA II JUMBOS	2.500% 01/20/2053 DD 01/01/23	(866)

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2022
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value

COMMIT TO PUR GNMA II JUMBOS	3.000% 01/20/2053 DD 01/01/23	2,671
COMMIT TO PUR GNMA II JUMBOS	3.500% 01/20/2053 DD 01/01/23	919
COMMIT TO PUR GNMA II JUMBOS	4.500% 01/20/2053 DD 01/01/23	(2,910)
COMMIT TO PUR GNMA II JUMBOS	5.500% 01/20/2053 DD 01/01/23	3,017
COMMIT TO PUR GNMA II JUMBOS	6.000% 01/20/2053 DD 01/01/23	1,016
COSTCO WHOLESALE CORP	1.375% 06/20/2027 DD 04/20/20	197
COSTCO WHOLESALE CORP	1.600% 04/20/2030 DD 04/20/20	287
DEERE & CO	3.100% 04/15/2030 DD 03/30/20	134
JOHN DEERE CAPITAL CORP	1.750% 03/09/2027 DD 03/09/20	200
WALT DISNEY CO/THE	3.800% 03/22/2030 DD 03/23/20	140
DUKE ENERGY CAROLINAS LLC	3.950% 11/15/2028 DD 11/08/18	192
EAST OHIO GAS CO/THE 144A	1.300% 06/15/2025 DD 06/16/20	68
EAST OHIO GAS CO/THE 144A	2.000% 06/15/2030 DD 06/16/20	59
ESTEE LAUDER COS INC/THE	2.000% 12/01/2024 DD 11/21/19	356
META PLATFORMS INC	3.500% 08/15/2027 DD 08/09/22	396
META PLATFORMS INC	3.850% 08/15/2032 DD 08/09/22	310
FHLMC POOL #G0-8079	5.000% 09/01/2035 DD 09/01/05	78
FHLMC POOL #SD-0294	4.500% 03/01/2050 DD 03/01/20	932
FHLMC POOL #SD-0295	3.000% 02/01/2049 DD 03/01/20	834
FHLMC POOL #SD-0296	4.000% 03/01/2050 DD 03/01/20	1,297
FHLMC POOL #SD-1403	2.000% 01/01/2052 DD 07/01/22	4,478
FHLMC POOL #SD-2038	6.000% 12/01/2052 DD 12/01/22	450
FHLMC POOL #SD-7531	3.000% 12/01/2050 DD 11/01/20	598
FHLMC POOL #SD-7540	2.500% 05/01/2051 DD 04/01/21	1,650
FHLMC POOL #Q0-4439	3.500% 11/01/2041 DD 10/01/11	15
FHLMC POOL #U9-0065	3.500% 08/01/2042 DD 08/01/12	73
FHLMC POOL #U9-5026	3.500% 07/01/2042 DD 07/01/12	70
FHLMC POOL #G6-7700	3.500% 08/01/2046 DD 08/01/16	660
FHLMC POOL #G6-7713	4.000% 06/01/2048 DD 05/01/18	720
FEDERAL FARM CR BK CONS BD	5.270% 05/01/2029 DD 05/02/08	402
FEDERAL FARM CR BK CONS BD	3.430% 12/06/2028 DD 12/06/18	1,054
FHLMC POOL #RA-1411	3.000% 09/01/2049 DD 09/01/19	555
FHLMC POOL #RA-5276	2.500% 05/01/2051 DD 05/01/21	2,440
FHLMC POOL #RA-5801	2.500% 09/01/2051 DD 08/01/21	766
FHLMC POOL #RA-5853	2.500% 09/01/2051 DD 08/01/21	769
FHLMC POOL #RA-8213	6.000% 11/01/2052 DD 11/01/22	401
FHLMC POOL #RA-8214	6.000% 11/01/2052 DD 11/01/22	267
FEDERAL NATL MTG ASSN	0.875% 08/05/2030 DD 08/05/20	826
FEDERAL NATL MTG ASSN	1.875% 09/24/2026 DD 09/27/16	1,301
FNMA GTD REMIC P/T 13-13 MA	4.000% 01/25/2043 DD 02/01/13	103
FNMA GTD REMIC P/T 15-92 PA	2.500% 12/25/2041 DD 11/01/15	78
FNMA GTD REMIC P/T 16-M7 A2	2.499% 09/25/2026 DD 07/01/16	298
FNMA GTD REMIC P/T 16-43 MA	3.000% 10/25/2045 DD 06/01/16	371

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2022
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value

FHLMC MULTICLASS MTG 4570 PA	3.000% 03/15/2044 DD 04/01/16	268
FHLMC MULTICLASS MTG 4585 DA	3.000% 06/15/2045 DD 05/01/16	447
FHLMC MULTICLASS MTG 4594 PA	3.000% 11/15/2044 DD 06/01/16	225
FHLMC MULTICLASS MTG 4604 HA	2.500% 05/15/2045 DD 08/01/16	214
FNMA POOL #0AI8618	4.000% 12/01/2041 DD 12/01/11	181
FNMA POOL #0AJ3107	4.000% 01/01/2042 DD 01/01/12	84
FNMA POOL #0AJ4050	4.000% 10/01/2041 DD 10/01/11	106
FNMA POOL #0AL7232	3.500% 09/01/2045 DD 08/01/15	197
FNMA POOL #0AL7495	3.500% 10/01/2045 DD 10/01/15	139
FNMA POOL #0AL7910	3.500% 02/01/2045 DD 12/01/15	257
FNMA POOL #0AL7951	3.500% 01/01/2046 DD 01/01/16	146
FNMA POOL #0AQ0817	3.500% 12/01/2042 DD 12/01/12	569
FNMA POOL #0AR8305	3.500% 05/01/2043 DD 05/01/13	943
FNMA POOL #0AS6188	3.500% 11/01/2045 DD 10/01/15	174
FNMA POOL #0AT8390	3.500% 06/01/2043 DD 06/01/13	682
FNMA POOL #0AX3358	3.500% 11/01/2045 DD 11/01/15	6
FNMA POOL #0AX6373	3.500% 02/01/2045 DD 02/01/15	5
FNMA POOL #0AX7714	3.500% 02/01/2045 DD 02/01/15	6
FNMA POOL #0AY2930	3.500% 04/01/2045 DD 04/01/15	3
FNMA POOL #0AY4450	3.500% 02/01/2045 DD 02/01/15	6
FNMA POOL #0AY4203	3.500% 05/01/2045 DD 05/01/15	32
FNMA POOL #0AY4781	3.500% 03/01/2045 DD 03/01/15	4
FNMA POOL #0AY6303	3.500% 02/01/2045 DD 03/01/15	20
FNMA POOL #0AZ0054	3.500% 07/01/2045 DD 07/01/15	3
FNMA POOL #0AZ1223	3.500% 06/01/2045 DD 06/01/15	9
FNMA POOL #0AZ1367	3.500% 05/01/2045 DD 05/01/15	3
FNMA POOL #0AZ2604	3.500% 08/01/2045 DD 08/01/15	2
FNMA POOL #0AZ2619	3.500% 08/01/2045 DD 08/01/15	4
FNMA POOL #0AZ2637	3.500% 09/01/2045 DD 09/01/15	8
FNMA POOL #0AZ2665	3.500% 10/01/2045 DD 10/01/15	12
FNMA POOL #0AZ2709	3.500% 06/01/2045 DD 06/01/15	4
FNMA POOL #0AZ5196	3.500% 08/01/2045 DD 08/01/15	2
FNMA GTD REMIC P/T 04-W1 2A2	7.000% 12/25/2033 DD 01/01/04	122
FNMA POOL #0AZ8683	3.500% 01/01/2046 DD 01/01/16	5
FNMA POOL #0BA3553	3.500% 11/01/2045 DD 11/01/15	5
FNMA POOL #0BA2899	3.500% 11/01/2045 DD 11/01/15	16
FNMA POOL #0BA2978	3.500% 11/01/2045 DD 11/01/15	3
FNMA POOL #0BA3084	3.500% 12/01/2045 DD 12/01/15	5
FNMA POOL #0BA5324	3.500% 11/01/2045 DD 11/01/15	8
FNMA POOL #0BA4700	3.500% 11/01/2045 DD 11/01/15	4
FNMA POOL #0BC3481	3.500% 02/01/2046 DD 02/01/16	5
FNMA POOL #0BM4343	4.500% 05/01/2048 DD 07/01/18	935
FNMA POOL #0BM5538	5.000% 11/01/2048 DD 02/01/19	478

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2022
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value

FNMA POOL #0BV4118	2.000% 03/01/2052 DD 02/01/22	523
FNMA POOL #0BV4128	2.000% 03/01/2052 DD 03/01/22	9,778
FNMA POOL #0BV4169	2.000% 03/01/2052 DD 03/01/22	815
FNMA POOL #0CA2156	4.000% 08/01/2048 DD 07/01/18	181
FNMA POOL #0CA4756	3.000% 12/01/2049 DD 11/01/19	558
FNMA POOL #0CA6988	2.500% 09/01/2050 DD 08/01/20	1,648
FNMA POOL #0CB3346	2.000% 04/01/2052 DD 03/01/22	4,177
FNMA POOL #0CB4297	4.500% 08/01/2052 DD 07/01/22	941
FNMA POOL #0CB4307	5.000% 08/01/2052 DD 07/01/22	973
FNMA POOL #0CB5306	6.000% 12/01/2052 DD 11/01/22	362
FNMA POOL #0FM1389	4.500% 06/01/2049 DD 08/01/19	524
FNMA POOL #0FM2984	4.000% 08/01/2045 DD 04/01/20	570
FNMA POOL #0FM2985	4.000% 12/01/2044 DD 04/01/20	287
FNMA POOL #0FM3004	4.000% 01/01/2046 DD 04/01/20	1,307
FNMA POOL #0FM8691	2.500% 09/01/2051 DD 08/01/21	772
FNMA POOL #0FS2433	5.000% 07/01/2052 DD 07/01/22	973
FNMA POOL #0FS3441	6.000% 12/01/2052 DD 12/01/22	574
FNMA POOL #0AB2775	4.500% 04/01/2041 DD 03/01/11	129
FNMA POOL #0MA0878	4.000% 10/01/2031 DD 09/01/11	142
FNMA POOL #0MA4465	2.000% 10/01/2051 DD 10/01/21	302
FNMA POOL #0MA4562	2.000% 03/01/2052 DD 02/01/22	1,629
FNMA POOL #0MA4651	2.000% 06/01/2052 DD 06/01/22	1,921
FIFTH THIRD BANK NA	2.250% 02/01/2027 DD 01/31/20	383
GNMA II POOL #0MA1601	4.000% 01/20/2044 DD 01/01/14	490
GNMA II POOL #0MA2679	4.000% 03/20/2045 DD 03/01/15	748
GNMA II POOL #0MA2149	4.000% 08/20/2044 DD 08/01/14	638
GNMA II POOL #0MA2304	4.000% 10/20/2044 DD 10/01/14	25
GNMA II POOL #0MA2755	4.000% 04/20/2045 DD 04/01/15	26
GNMA II POOL #0MA2893	4.000% 06/20/2045 DD 06/01/15	404
GNMA II POOL #0MA3106	4.000% 09/20/2045 DD 09/01/15	568
GNMA II POOL #0MA3311	4.000% 12/20/2045 DD 12/01/15	42
GNMA II POOL #0MA3377	4.000% 01/20/2046 DD 01/01/16	166
GNMA II POOL #0MA4382	3.500% 04/20/2047 DD 04/01/17	672
GNMA II POOL #0MA5400	5.000% 08/20/2048 DD 08/01/18	68
GNMA II POOL #0MA4900	3.500% 12/20/2047 DD 12/01/17	458
GNMA II POOL #0MA5080	5.000% 03/20/2048 DD 03/01/18	396
GNMA II POOL #0MA5193	4.500% 05/20/2048 DD 05/01/18	186
GNMA II POOL #0MA6221	4.500% 10/20/2049 DD 10/01/19	227
GNMA II POOL #0MA5467	4.500% 09/20/2048 DD 09/01/18	602
GNMA II POOL #0MA5597	5.000% 11/20/2048 DD 11/01/18	492
GNMA II POOL #0MA5653	5.000% 12/20/2048 DD 12/01/18	166
GNMA II POOL #0MA5711	4.500% 01/20/2049 DD 01/01/19	1,149
GNMA II POOL #0MA5712	5.000% 01/20/2049 DD 01/01/19	524

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2022
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value

GNMA II POOL #0MA5818	4.500% 03/20/2049 DD 03/01/19	50
GNMA II POOL #0MA5819	5.000% 03/20/2049 DD 03/01/19	220
GNMA II POOL #0MA6153	3.000% 09/20/2049 DD 09/01/19	1,919
GNMA II POOL #0MA7137	3.000% 01/20/2051 DD 01/01/21	320
GNMA II POOL #0MA6541	3.000% 03/20/2050 DD 03/01/20	411
GNMA II POOL #0MA7768	3.000% 12/20/2051 DD 12/01/21	1,636
GNMA II POOL #0MA7882	3.000% 02/20/2052 DD 02/01/22	481
GNMA II POOL #0MA8268	4.500% 09/20/2052 DD 09/01/22	965
GNMA II POOL #0MA8347	4.500% 10/20/2052 DD 10/01/22	2,886
GNMA II POOL #0005280	4.000% 01/20/2042 DD 01/01/12	126
GNMA II POOL #0004802	5.000% 09/20/2040 DD 09/01/10	167
WW GRAINGER INC	1.850% 02/15/2025 DD 02/26/20	399
HOME DEPOT INC/THE	3.750% 02/15/2024 DD 09/10/13	421
HOME DEPOT INC/THE	3.900% 12/06/2028 DD 12/06/18	168
HYUNDAI AUTO LEASE S B A3 144A	0.330% 06/17/2024 DD 06/16/21	271
INTERCONTINENTAL EXCHANGE INC	4.350% 06/15/2029 DD 05/23/22	320
INTUIT INC	0.950% 07/15/2025 DD 06/29/20	136
INTUIT INC	1.350% 07/15/2027 DD 06/29/20	130
INTUIT INC	1.650% 07/15/2030 DD 06/29/20	80
JPMBB COMMERCIAL MORTGA C12 A5	3.664% 07/15/2045 DD 06/01/13	347
KIMBERLY-CLARK CORP	3.100% 03/26/2030 DD 03/26/20	45
LAM RESEARCH CORP	3.750% 03/15/2026 DD 03/04/19	509
ELI LILLY & CO	3.375% 03/15/2029 DD 02/22/19	114
LOCKHEED MARTIN CORP	5.250% 01/15/2033 DD 10/24/22	232
MARS INC 144A	2.700% 04/01/2025 DD 03/29/19	143
MARS INC 144A	3.200% 04/01/2030 DD 03/29/19	134
MARSH & MCLENNAN COS INC	2.250% 11/15/2030 DD 05/07/20	327
MASTERCARD INC	3.300% 03/26/2027 DD 03/26/20	167
MICROSOFT CORP	3.125% 11/03/2025 DD 11/03/15	357
MIDAMERICAN ENERGY CO	3.650% 04/15/2029 DD 01/09/19	187
MORGAN STANLEY CAPITAL HR2 A4	3.587% 12/15/2050 DD 12/01/17	138
MORGAN STANLEY	4.000% 07/23/2025 DD 07/23/15	20
MORGAN STANLEY	3.875% 04/29/2024 DD 04/28/14	74
MORGAN STANLEY	3.700% 10/23/2024 DD 10/23/14	659
MORGAN STANLEY BANK OF C24 A4	3.732% 05/15/2048 DD 08/01/15	247
NESTLE HOLDINGS INC 144A	3.350% 09/24/2023 DD 09/24/18	198
NUVEEN LLC 144A	4.000% 11/01/2028 DD 10/22/18	302
OHIO POWER CO	2.600% 04/01/2030 DD 03/17/20	64
PAYPAL HOLDINGS INC	3.900% 06/01/2027 DD 05/23/22	168
PEPSICO INC	2.750% 03/19/2030 DD 03/19/20	332
PFIZER INC	3.450% 03/15/2029 DD 03/11/19	472
PFIZER INC	2.625% 04/01/2030 DD 03/27/20	88
PFIZER INC	1.700% 05/28/2030 DD 05/28/20	309

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2022
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value

PRESIDENT AND FELLOWS OF HARVA	2.300% 10/01/2023 DD 05/06/13	275
PRINCIPAL FINANCIAL GROUP INC	2.125% 06/15/2030 DD 06/12/20	225
PRUDENTIAL FINANCIAL INC	3.878% 03/27/2028 DD 03/27/18	249
PUBLIC SERVICE ELECTRIC AND GA	3.700% 05/01/2028 DD 05/04/18	95
CHARLES SCHWAB CORP/THE	3.200% 03/02/2027 DD 03/02/17	207
CHARLES SCHWAB CORP/THE	2.900% 03/03/2032 DD 03/03/22	361
SOUTHERN CALIFORNIA EDISON CO	4.200% 03/01/2029 DD 03/15/19	119
STANLEY BLACK & DECKER INC	4.250% 11/15/2028 DD 11/06/18	192
TEXAS INSTRUMENTS INC	1.375% 03/12/2025 DD 03/12/20	140
3M CO	3.050% 04/15/2030 DD 03/27/20	22
TOYOTA AUTO LOAN EXT 1A A 144A	1.070% 02/27/2034 DD 03/08/21	421
TOYOTA LEASE OWNER T A A3 144A	0.390% 04/22/2024 DD 04/21/21	410
TOYOTA LEASE OWNER T A A4 144A	0.500% 08/20/2025 DD 04/21/21	97
TRUIST BANK	2.250% 03/11/2030 DD 03/09/20	203
UNITED PARCEL SERVICE INC	4.450% 04/01/2030 DD 03/24/20	271
U S TREASURY NOTE	0.625% 07/31/2026 DD 07/31/21	1,670
U S TREASURY NOTE	2.875% 04/30/2029 DD 04/30/22	17,111
U S TREASURY NOTE	2.875% 05/15/2032 DD 05/15/22	765
U S TREASURY NOTE	2.750% 08/15/2032 DD 08/15/22	12,703
UNITEDHEALTH GROUP INC	5.300% 02/15/2030 DD 10/28/22	1,185
VISA INC	3.150% 12/14/2025 DD 12/14/15	1,157
VISA INC	2.050% 04/15/2030 DD 04/02/20	169
WALMART INC	3.700% 06/26/2028 DD 06/27/18	145
WELLS FARGO & CO	3.000% 10/23/2026 DD 10/25/16	776
WELLS FARGO & CO	3.750% 01/24/2024 DD 01/24/19	158
WELLS FARGO COMMERCIAL C51 ASB	3.160% 06/15/2052 DD 07/01/19	139
WELLS FARGO COMMERCIAL C58 A4	2.092% 07/15/2053 DD 12/01/20	200
WISCONSIN ELECTRIC POWER CO	2.050% 12/15/2024 DD 12/10/19	118
BX TRUST 2022-PSB PSB A 144A	VAR RT 08/15/2039 DD 08/15/22	148
BX TRUST 2021-ARIA ARIA A 144A	VAR RT 10/15/2036 DD 10/28/21	523
BANK OF AMERICA CORP	VAR RT 07/23/2024 DD 07/23/18	198
BANK OF AMERICA CORP	VAR RT 07/23/2029 DD 07/23/18	210
BANK OF AMERICA CORP	VAR RT 07/23/2031 DD 07/23/20	269
BANK OF AMERICA CORP	VAR RT 07/21/2032 DD 07/21/21	185
BANK OF AMERICA CORP	VAR RT 04/27/2033 DD 04/27/22	160
CITIGROUP INC	VAR RT 06/01/2024 DD 05/22/18	238
CITIGROUP INC	VAR RT 10/30/2024 DD 10/30/20	359
CITIGROUP INC	VAR RT 11/05/2030 DD 11/05/19	168
FHLMC POOL #1B-1438	VAR RT 01/01/2034 DD 01/01/04	16
FHLMC POOL #1B-0118	VAR RT 08/01/2031 DD 08/01/01	4
FNMA GTD REMIC P/T 02-W11 AF6	VAR RT 11/25/2032 DD 09/01/02	1
FNMA POOL #0728766	VAR RT 07/01/2033 DD 07/01/03	7
FIRST REPUBLIC BANK/CA	VAR RT 02/12/2024 DD 02/12/20	249

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2022
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value

GNMA II POOL #0MA0414	VAR RT 09/20/2042 DD 09/01/12	32
GS MORTGAGE SECURITIES GC13 A5	VAR RT 07/10/2046 DD 07/01/13	422
JPMORGAN CHASE & CO	VAR RT 01/23/2029 DD 01/23/18	295
JPMORGAN CHASE & CO	VAR RT 04/23/2024 DD 04/23/18	79
JPMORGAN CHASE & CO	VAR RT 07/23/2024 DD 07/23/18	74
JPMORGAN CHASE & CO	VAR RT 12/05/2024 DD 12/05/18	222
JPMORGAN CHASE & CO	VAR RT 04/22/2031 DD 04/22/20	20
JPMORGAN CHASE & CO	VAR RT 05/13/2031 DD 05/13/20	82
JPMORGAN CHASE & CO	VAR RT 06/01/2024 DD 05/27/20	885
JPMORGAN CHASE & CO	VAR RT 04/26/2033 DD 04/26/22	440
METLIFE INC	VAR RT 09/15/2023 DD 09/10/13	339
MORGAN STANLEY	VAR RT 04/01/2031 DD 03/31/20	153
MORGAN STANLEY	VAR RT 12/10/2026 DD 12/10/20	810
MORGAN STANLEY	VAR RT 04/24/2024 DD 04/24/18	274
MORGAN STANLEY	VAR RT 01/21/2033 DD 01/24/22	61
STATE STREET CORP	VAR RT 08/04/2033 DD 08/04/22	194
WELLS FARGO & CO	VAR RT 04/30/2026 DD 04/30/20	372
Total Interest Income Funds at Fair Value		311,686

Adjustment From Fair Value To Contract Value For Fully Benefit-Responsive Investment Contracts		28,005

Total Interest Income Funds at Contract Value		339,691

* Notes Receivable from Participants	4.25% - 10.50%	66,043

Total		$1,979,648

* Party-in-interest

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AT&T Savings and Security Plan
By: AT&T Services, Inc.,
Plan Administrator for the Foregoing Plan

By	/s/ Sabrina Sanders
Sabrina Sanders
Senior Vice President, Chief Accounting Officer and Controller
Date: June 23, 2023

EXHIBIT INDEX
Exhibit identified below, Exhibit 23 filed herein as exhibit hereto.

Exhibit Number

23	Consent of Independent Registered Public Accounting Firm